SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 3)

ASB Bancorp, Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

00213T109
(CUSIP Number)

LAWRENCE B. SEIDMAN
100 Misty Lane, 1st Floor
Parsippany, New Jersey 07054
(973) 952-0405

STEVE WOLOSKY, ESQ.
MICHAEL NEIDELL, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 20, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

CUSIP No. 00213T109

1	NAME OF REPORTING PERSONS Seidman and Associates, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 57,050
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 57,050
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,050
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.43%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 00213T109

1	NAME OF REPORTING PERSONS Seidman Investment Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35,074
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 35,074
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,074
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.88%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 00213T109

1	NAME OF REPORTING PERSONS Seidman Investment Partnership II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 56,148
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 56,148
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,148
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.41%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 00213T109

1	NAME OF REPORTING PERSONS Seidman Investment Partnership III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,056
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 10,056
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,056
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.25%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 00213T109

1	NAME OF REPORTING PERSONS LSBK06-08, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 28,213
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 28,213
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,213
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.71%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 00213T109

1	NAME OF REPORTING PERSONS Broad Park Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,857
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 34,857
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,857
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.88%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 00213T109

1	NAME OF REPORTING PERSONS Chewy Gooey Cookies, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 715
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 715
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 715
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 00213T109

1	NAME OF REPORTING PERSONS 2514 Multi-Strategy Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,736
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 13,736
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,736
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.34%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 00213T109

1	NAME OF REPORTING PERSONS CBPS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 28,825
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 28,825
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,825
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.72%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 00213T109

1	NAME OF REPORTING PERSONS Veteri Place Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 148,260
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 148,260
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 148,260
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.72%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 00213T109

1	NAME OF REPORTING PERSONS JBRC I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,056
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 10,056
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,056
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.25%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 00213T109

1	NAME OF REPORTING PERSONS Lawrence B. Seidman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 265,674
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 265,674
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 265,674
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.67%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 00213T109

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned ("Amendment No. 3").  This Amendment No. 3 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by the Reporting Persons were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases (unless otherwise noted), as set forth in Schedule B, which is incorporated by reference herein.  The aggregate purchase cost of the 265,674 Shares beneficially owned in the aggregate by the Reporting Persons is approximately $5,036,994, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On January 20, 2016, the Issuer and its wholly owned subsidiary, Asheville Savings Bank (the “Bank”), entered into an Agreement (the “Agreement”) with the Reporting Persons and Kenneth J. Wrench (“Wrench”), an individual who was recommended by the Reporting Persons for appointment to the Boards of Directors of the Issuer and the Bank.

The Agreement provides that Seidman will be appointed by the Issuer to the class of directors whose term expires at the Annual Meeting of Shareholders to be held in May 2016 (the “2016 Annual Meeting”) and will be renominated at the 2016 Annual Meeting to a term to expire at the Annual Meeting of Shareholders to be held in May 2019. Seidman will also be appointed to the Board of Directors of the Bank for a similar term.

The Agreement further provides that Wrench will be appointed by the Issuer to the class of directors whose term expires at the Annual Meeting of Shareholders to be held in May 2018 (the “2018 Annual Meeting”) and will be renominated at the 2016 Annual Meeting to a term to expire at the 2018 Annual Meeting. Wrench will also be appointed to the Board of Directors of the Bank for a similar term.

During the term of the Agreement, which, with respect to the Reporting Persons, is scheduled to continue for so long as Seidman (or his replacement director as provided under the Agreement) remains on the Board of Directors of the Issuer or the Bank and, with respect to Wrench, is scheduled to continue for so long as Wrench (or his replacement director as provided under the Agreement) remains on the Board of Directors of the Issuer or the Bank, the Reporting Persons and Wrench will not, among other things, solicit proxies in opposition to any recommendations or proposals of the Issuer’s Board of Directors, initiate or solicit shareholder proposals or seek to place any additional representatives on the Issuer’s Board of Directors (other than any replacement director as provided under the Agreement), oppose any proposal or director nomination submitted by the Board of Directors to the Issuer’s shareholders, vote for any nominee to the Issuer’s Board of Directors other than those nominated or supported by the Board of Directors, seek to exercise any control or influence over the management of the Issuer or the Boards of Directors of the Issuer or the Bank (although nothing in the Agreement will prevent either Seidman or Wrench from expressing their views to other members of the Board or management or otherwise engaging in lawful acts in their capacities as directors), propose or seek to effect a merger or sale of the Issuer, or initiate litigation against the Issuer.

In addition, during the term of the Agreement, the Reporting Persons and Wrench have agreed to vote in favor of the nominees for election or re-election as directors of the Issuer selected by the Board of Directors.

The foregoing description is qualified in its entirety by reference to the full text of the Agreement, which is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

CUSIP No. 00213T109

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 3,983,496 Shares outstanding, which is the total number of Shares outstanding as of November 19, 2015, as reported in the Issuer's Form 8-K filed with the Securities and Exchange Commission on November 25, 2015.

A.	SAL

(a)	As of the close of business on January 20, 2016, SAL beneficially owned 57,050 Shares.

       Percentage: Approximately 1.43%.

(b)	1. Sole power to vote or direct the vote: 57,050

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 57,050

4. Shared power to dispose or direct the disposition: 0

(c)	There have not been any transactions in the Shares by SAL during the past 60 days.

B.	SIP

(a)	As of the close of business on January 20, 2016, SIP beneficially owned 35,074 Shares.

                               Percentage: Approximately 0.88%.

(b)	1. Sole power to vote or direct the vote: 35,074

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 35,074

4. Shared power to dispose or direct the disposition: 0

(c)	There have not been any transactions in the Shares by SIP during the past 60 days.

CUSIP No. 00213T109

C.	SIPII

(a)	As of the close of business on January 20, 2016, SIPII beneficially owned 56,148 Shares.

Percentage: Approximately 1.41%.

(b)	1. Sole power to vote or direct the vote: 56,148

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 56,148

4. Shared power to dispose or direct the disposition: 0

(c)	There have not been any transactions in the Shares by SIPII during the past 60 days.

D.	SIPIII

(a)	As of the close of business on January 20, 2016, SIPIII beneficially owned 10,056 Shares.

Percentage: Approximately 0.25%.

(b)	1. Sole power to vote or direct the vote: 10,056

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 10,056

4. Shared power to dispose or direct the disposition: 0

(c)	There have not been any transactions in the Shares by SIPIII during the past 60 days.

E.	LSBK

(a)	As of the close of business on January 20, 2016, LSBK beneficially owned 28,213 Shares.

Percentage: Approximately 0.71%.

(b)	1. Sole power to vote or direct the vote: 28,213

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 28,213

4. Shared power to dispose or direct the disposition: 0

(c)	There have not been any transactions in the Shares by LSBK during the past 60 days.

CUSIP No. 00213T109

F.	Broad Park

(a)	As of the close of business on January 20, 2016, Broad Park beneficially owned 34,857 Shares.

Percentage: Approximately 0.88%.

(b)	1. Sole power to vote or direct the vote: 34,857

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 34,857

4. Shared power to dispose or direct the disposition: 0

(c)	There have not been any transactions in the Shares by Broad Park during the past 60 days.

G.	Chewy

(a)	As of the close of business on January 20, 2016, Chewy beneficially owned 715 Shares.

Percentage: Approximately 0.02%.

(b)	1. Sole power to vote or direct the vote: 715

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 715

4. Shared power to dispose or direct the disposition: 0

(c)	There have not been any transaction in the Shares by Chewy during the past 60 days.

H.	2514 MSF

(a)	As of the close of business on January 20, 2016, 2514 MSF beneficially owned 13,736 Shares.

Percentage: Approximately 0.34%.

(b)	1. Sole power to vote or direct the vote: 13,736

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 13,736

4. Shared power to dispose or direct the disposition: 0

(c)	There have not been any transactions in the Shares by 2514 MSF during the past 60 days.

CUSIP No. 00213T109

I.	CBPS

(a)	As of the close of business on January 20, 2016, CBPS beneficially owned 28,825 Shares.

Percentage: Approximately 0.72%.

(b)	1. Sole power to vote or direct the vote: 28,825

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 28,825

4. Shared power to dispose or direct the disposition: 0

(c)	There have not been any transactions in the Shares by CBPS during the past 60 days.

J.	Veteri

(a)
Veteri, (i) as the corporate general partner of each of SIP and SIPII, may be deemed the beneficial owner of the 35,074 Shares owned by SIP and the 56,148 Shares owned by SIPII, and (ii) as the trading advisor of LSBK and CBPS, may be deemed the beneficial owner of the 28,213 Shares owned by LSBK and the 28,825 Shares owned by CBPS.  Accordingly, Veteri may be deemed the beneficial owner of an aggregate of 148,260 Shares.

Percentage: Approximately 3.72%.

(b)	1. Sole power to vote or direct the vote: 148,260

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 148,260

4. Shared power to dispose or direct the disposition: 0

(c)	Veteri, SIP, SIPII, LSBK and CBPS have not entered into any transactions in the Shares during the past 60 days.

K.	JBRC

(a)	JBRC, as the co-general partner of SIPIII, may be deemed the beneficial owner of the 10,056 Shares owned by SIPIII.

Percentage: Approximately 0.23%.

(b)	1. Sole power to vote or direct the vote: 10,056

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 10,056

4. Shared power to dispose or direct the disposition: 0

(c)	JBRC and SIPIII have not entered into any transactions in the Shares during the past 60 days.

CUSIP No. 00213T109

L.	Seidman

(a)
Seidman (i) individually owns 1,000 Shares, (ii) as the manager of SAL, may be deemed the beneficial owner of the 57,050 Shares owned by SAL, (iii) as the sole officer of Veteri, the corporate general partner of each of SIP and SIPII, may be deemed the beneficial owner of the 35,074 Shares owned by SIP and the 56,148 Shares owned by SIPII, (iv) as the managing member of JBRC I, LLC, the co-general partner of SIPIII, may be deemed the beneficial owner of the 10,056 Shares owned by SIPIII, (v) as the sole officer of Veteri, the trading advisor of LSBK and CBPS, may be deemed the beneficial owner of the 28,213 Shares owned by LSBK and the 28,825 Shares owned by CBPS, and (vi) as the investment manager for each of Broad Park, Chewy and 2514 MSF, may be deemed the beneficial owner of the 34,857 Shares owned by Broad Park, the 715 Shares owned by Chewy and the 13,736 Shares owned by 2514 MSF.  Accordingly, Seidman may be deemed the beneficial owner of an aggregate of 265,674 Shares.  In the foregoing capacities, Seidman has sole and exclusive investment discretion and voting authority with respect to all such Shares.

Percentage: Approximately 6.67%.

(b)	1. Sole power to vote or direct the vote: 265,674

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 265,674

4. Shared power to dispose or direct the disposition: 0

(c)
The transaction in the Shares by Seidman during the past 60 days is set forth on Schedule B and is incorporated herein by reference.  SAL, SIP, SIPII, SIPIII, LSBK, Broad Park, Chewy, 2514 MSF and CBPS have not entered into any transactions in the Shares during the past 60 days.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Exchange Act, may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

To the best of the Reporting Persons’ knowledge, except as set forth in this Schedule 13D, none of the persons listed on Schedule A to the Schedule 13D beneficially owns any securities of the Issuer.

(d)	No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

CUSIP No. 00213T109

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On January 20, 2016, the Issuer, the Bank, the Reporting Persons and Wrench entered into the Agreement, as defined and described in Item 4 above and attached as Exhibit 99.4 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.4.
Agreement, dated January 20, 2016, by and among ASB Bancorp, Inc., Asheville Savings Bank, Seidman and Associates, L.L.C., Seidman Investment Partnership, L.P., Seidman Investment Partnership II, L.P., Seidman Investment Partnership III, L.P., LSBK06-08, L.L.C., Broad Park Investors, L.L.C., Chewy Gooey Cookies, L.P., 2514 Multi-Strategy Fund, L.P., CBPS, LLC, Veteri Place Corporation, JBRC I, LLC, Lawrence B. Seidman and Kenneth J. Wrench.

Signature Page to ASB Bancorp, Inc. Schedule 13D Amendment No. 3
SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2016	SEIDMAN AND ASSOCIATES, L.L.C.

	By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Manager

SEIDMAN INVESTMENT PARTNERSHIP, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP II, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP III, L.P.

By:	JBRC I, LLC, its
Co-General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Managing Member

LSBK06-08, L.L.C.

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

BROAD PARK INVESTORS, L.L.C.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CHEWY GOOEY COOKIES, L.P.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

2514 MULTI-STRATEGY FUND, L.P.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CBPS, LLC

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

VETERI PLACE CORPORATION

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

JBRC I, LLC

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Managing Member

/ss/ Lawrence B. Seidman
LAWRENCE B. SEIDMAN

CUSIP No. 00213T109

SCHEDULE B

Transactions in the Shares During the Past 60 Days

Entity	Date Purch	Per Share*	Cost*	Shares
Seidman	12/8/2015	26.0560	$26,055.95	1,000

*Includes brokerage commission.